2001 Annual Report



THE GENERAL®

GENERAL BEARING CORPORATION

A QS-9000/ISO-9001
Certified Company

To our Shareholders:



2001 was a year of challenge and opportunity for General Bearing. While achieving good success at many levels, marketplace issues played a primary role in changing the company's relative performance.

Economic weakness in the U.S. was the predominate factor affecting our industry in 2001. Certain product lines saw demand decreases ranging from 5% to 50%. The largest decrease resulted from the truck/trailer segment's typical cyclical downturn combined with the economic slowing.

In many cases, we increased market share to help offset otherwise negative sales trends. Sales to automotive customers, for example, increased by 8% year over year, while sales of Industrial Ball Bearings increased by 9%.

Our manufacturing base in China was strengthened by further investment for improvement and expansion. In July 2001, we increased our ownership of Ningbo General Bearing Company to 50% while undertaking full management control. In December 2001, we also increased our ownership of Jiangsu General Ball & Roller Company from 30% to 60%. Most recently, in early 2002, we agreed to increase our ownership position at Shanghai General Bearing Company to 50% while assuming management control.

These three important operations are model production facilities with QS 9000 certification. They are well-equipped, well-capitalized, and have reputations for excellent quality products in the U.S., Asia and Europe.

The slight firming of the U.S. economy in early 2002 has provided us with a good start to the year. We expect increasing levels of profitability and sales this year.

As always, our focus remains on quality, cost control, and continuous improvement. We are grateful for the relationships we have with customers, suppliers, and particularly employees. All are key components in our continuing success.

Seymour I. Gussack
Chairman of the Board

David L. Gussack
President

GENERAL BEARING CORPORATION

ANNUAL REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 29, 2001

○ ○ ○ ○ ○ ○ ○

○ ○ ○ ○ ○ ○ ○

General Bearing Corporation ("General") and subsidiaries (collectively, "the Company") is actively engaged in two business segments: bearings and machine tools. Net sales, gross profit and operating income attributable to each segment of the Company for each of the last three years are set forth in Note 16 to the Company's consolidated financial statements for the year ended December 29, 2001.

Bearings

The Company manufactures and distributes a variety of bearings and bearing components under the Hyatt® and The General® trademarks. The Company supplies original equipment manufacturers ("OEMs") and distributors. The Company's products, sold principally in the United States ("U.S."), are used in a broad range of applications, including automobiles, railroad cars, locomotives, trucks, heavy duty trailers, office equipment, machinery and appliances.

The Company strives to be a reliable and cost effective provider of bearings and bearing components. The Company's strategy includes the following:

- **Provide High Quality Products and Superior Customer Service.**

General maintains a detailed and extensive Quality Assurance Program. It has been certified to the M1003 standard by the Association of American Railroads ("AAR"); has been granted "Unconditional Approval" from the AAR for its tapered journal bearings; maintains ISO 9001 registration from the International Standards Organization ("ISO"); and maintains QS-9000 registration from the Automotive Industry Quality System. General also requires that its suppliers conform to Company and customer quality and engineering standards. Certain of the Company's joint ventures have also achieved QS-9000 and/or ISO certifications.

- **Presence in China.**

In 1987, General formed Shanghai General Bearing Co., Ltd. ("SGBC"), a joint venture in the People's Republic of China ("PRC") to establish a low cost, quality controlled source for bearings and bearing components. The Company has established other manufacturing joint ventures in the PRC, and it continues to investigate further expansion opportunities. On February 3, 1997, the U.S. Department of Commerce ("Commerce") granted SGBC partial revocation of the antidumping order affecting tapered roller bearings from the PRC. As a result, SGBC and the Company are no longer required to participate in the annual reviews of the antidumping order conducted by Commerce. The Company believes SGBC's revocation provides it with a competitive advantage.

Machine Tools

The Company's machine tool operations are conducted through three companies, World Machinery Group, BV ("WMG"), World Machinery Works, S.A. ("W.M. Works") and WMW Machinery Company, Inc. ("WMW"), all direct or indirect subsidiaries of World Machinery Company ("World"), which became a wholly owned subsidiary of General in July 2000.

WMG, a 60% owned subsidiary, owns 51% of W.M. Works, a Romanian machine tool manufacturer, which was privatized by the Romanian government in 1998. WMG has the exclusive right to market the primary products of W.M. Works outside of Romania, with some minor exceptions.

W.M. Works, formerly known as Masini Unelte, Bacau, S.A., a Romanian corporation, produces a variety of machine tools used for boring, turning, milling and grinding metal work pieces. W.M. Works' product lines include horizontal boring mills, bridge and gantry mills, vertical turning lathes, heavy duty lathes, roll grinders, belt grinders and vertical grinders.

WMW, a wholly owned subsidiary, is the sole sales agent in North America for most of the machine tool products manufactured by W.M. Works. WMW also markets its own product lines of WMW HECKERT production milling machines and WMW Radial Drills of 2" to 8" capacity, manufactured by independent suppliers abroad. In addition, WMW imports and distributes CETOS grinding machines from the Czech Republic.

The machine tools produced by W.M. Works and WMW are sold to a wide spectrum of customers, from large corporations to small job shops. W.M. Works also produces the mechanical components of machines for certain machine tool producers in Germany, who complete the machines and sell them under their own labels.

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock has been quoted on the NASDAQ Small Cap market under the symbol "GNRL" since the Company's initial public offering effective February 7, 1997.

The following charts set forth the high and low closing prices for each quarterly period in the last two fiscal years.

2001 Stock Prices	High	Low
1st Quarter	6.375	4.781
2nd Quarter	6.000	3.010
3rd Quarter	3.790	2.660
4th Quarter	3.500	2.660

2000 Stock Prices	High	Low
1st Quarter	7.625	3.500
2nd Quarter	5.875	4.125
3rd Quarter	6.500	4.938
4th Quarter	5.875	5.000

The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any earnings for future growth and, therefore, does not anticipate declaring or paying any cash dividends in the foreseeable future.

At April 8, 2002, the Company had in excess of 500 holders of its Common Stock.

Selected Financial Data

The selected financial data set forth below is derived from the Company's consolidated financial statements and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. See Management's Discussion and Analysis of Results of Operations and Financial Condition.

General Bearing Corporation

Selected Financial Data

(In Thousands Except for Per Share Data)

Statement of Operations Data

Years Ended	Dec. 27, 1997	Jan. 2, 1999	Jan. 1, 2000	Dec. 30, 2000	Dec. 29, 2001
Sales	$ 47,983	$ 51,089	$ 64,338	$ 59,393	$ 55,653
Operating income	$ 1,506	$ 3,060	$ 5,825	$ 1,861	$ 2,901
Income before income tax	$ 1,119	$ 2,520	$ 3,761	$ 1,562	$ 1,184
Minority interests	$ (19)	$ (34)	$ 540	$ 1,628	$ 98
Net income	$ 3,200	$ 798	$ 2,244	$ 1,879	$ 638
Net income per basic share	$ 0.80	$ 0.19	$ 0.55	$ 0.46	$ 0.16
Net income per diluted share	$ 0.79	$ 0.19	$ 0.55	$ 0.46	$ 0.16

Balance Sheet Data

As of	Dec. 27, 1997	Jan. 2, 1999	Jan. 1, 2000	Dec. 30, 2000	Dec. 29, 2001
Total current assets	$ 29,051	$ 34,907	$ 38,778	$ 38,778	$ 50,819
Total assets	$ 39,680	$ 45,812	$ 53,340	$ 55,264	$ 76,623
Long-term debt (excluding current portion)	$ 4,090	$ 1,951	$ 12,861	$ 16,454	$ 20,580

RESULTS OF OPERATIONS

FISCAL 2001 COMPARED TO FISCAL 2000

• **Sales**. Sales for the fiscal year ended December 29, 2001 ("2001") of $55,653,000 represents a 6.3% decrease compared to the fiscal year ended December 30, 2000 ("2000"). Bearing sales decreased 11.5% from 2000 to $44,474,000 primarily due to the economic slowdown that began during the second half of 2000. The largest decrease was due to lower sales volume of tapered roller bearings for heavy duty truck trailers, however, other product lines were also negatively affected. Machine tool sales of $11,179,000 were 22.5% higher than 2000 due primarily to the continued development of markets for the Company's plant in Romania, partially offset by slower economic conditions in the United States.

In July 2001, General increased its ownership in NGBC, one of its joint ventures in China, from 42% to 50%. Due to this increased ownership, the financial statements of NGBC have been fully consolidated for the first time. The effect on sales was immaterial as NGBC sells the majority of its production to General for sale in the U.S.

• **Gross Profit**. Gross profit for 2001 of $17,515,000 represents a 5.2% decrease compared to 2000. As a percentage of sales, gross profit ("GP%") was 31.5% for 2001 compared to 31.1% for 2000. GP% for Bearings was 29.7% in 2001 compared to 30.9% in 2000. This decrease was mainly due to lower sales volume and introductory pricing necessary to increase market share. GP% for Machine Tools was 38.6% in 2001 compared to 32.1% in 2000. This increase is mainly due to higher sales volume.

• **Selling, General and Administrative Expenses**. Selling, general and administrative expenses ("S,G&A") as a percentage of sales were 26.3% in 2001 compared to 28.0% in 2000. This decrease is primarily due to reduced expenses, partially offset by decreased sales volume. S,G&A decreased by $2,001,000. S,G&A decreased in the Bearings segment by $965,000 mainly due to lower sales related variable costs, promotion expense and legal expense, partially offset by higher bad debt expense. S,G&A for Machine Tools decreased by $1,036,000 mainly due to reduced bad debt expenses and lower costs for trade conventions as well as the implementation of cost reduction programs to offset the economic conditions in the United States.

• **Operating Income**. Operating income for 2001 of $2,901,000 represents a 55.9% increase compared to 2000. Operating income for the Bearings segment decreased 30.3% compared to 2000 to $3,179,000 primarily due to lower sales volume and lower GP%, partially offset by lower S,G&A. Operating income for Machine Tools increased 89.7% compared to 2000 to a loss of $278,000 primarily due to higher sales volume and reduced S,G&A.

• **Other Expenses, net**. Other expenses, net was $1,717,000 in 2001 compared to $299,000 in 2000 mainly due to reduced equity in income of affiliates ("equity income") and a one-time charge as described below. Net interest expense was $1,148,000 in 2001 compared to $1,145,000 in 2000. Equity income was $60,000 in 2001 compared to $669,000 in 2000. Lower sales to General due to economic conditions in the U.S. reduced the earnings of its joint ventures. The consolidation of NGBC's financial statements also caused a decrease in equity income. Additionally, the 2000 equity income includes the Company's share of net earnings from a joint venture prior to the inclusion of an additional partner. 2001 also includes a one-time charge of $763,000 for an agreement reached between General and Gussack Realty Company ("GRC"), allocating the proceeds and litigation costs from the previously reported litigation with Xerox (see the Company's report on Form 8-K dated May 29, 2001 as well as the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.) The reimbursement, due to GRC in the form of additional rent payments by General of $18,780.17 per month for 48 months, commenced in June 2001. Foreign currency exchange gains of $40,000 in 2001 and $2,000 in 2000 reflect the effect of changes in foreign exchange rates and accounting rules for financial reporting in hyperinflationary economies. Other income was $94,000 in 2001 compared to $175,000 in 2000.

• **Income Tax**. The Company's effective income tax rate was 37.8% in 2001 compared to 83.9% in 2000. The 2001 effective rate reflects a normal rate of taxation. The 2000 effective rate reflects an increase in the valuation allowance for deferred tax assets.

• **Net Income**. Net income for 2001 decreased 66.0% from 2000 to $638,000 or $.16 per basic and diluted share, from $1,879,000 or $.46 per basic and diluted share in 2000, primarily due to lower sales volume and increased other expenses, net, partially offset by reduced S,G&A.

FISCAL 2000 COMPARED TO FISCAL 1999

• **Sales**. Sales for 2000 of $59,393,000 represents a 7.7% decrease compared to the fiscal year ended January 1, 2000 ("1999"). Bearing sales decreased 2.9% from 1999 to $50,270,000 primarily as a result of decreased sales to the railroad market. Due to the slowing economy during the second half of the year, there was also a decrease in sales of tapered roller bearings for heavy duty truck trailers. Partially offsetting these decreases was a net increase in sales of ball bearings and drive line components to the automotive industry and higher sales of industrial ball bearings for various applications. Machine Tool sales of $9,123,000 were 27.3% lower than 1999 mainly due to lower export sales from Romania. The lower export sales resulted from several orders being delayed by customers for 2001 delivery as well as production delays and reduced marketing activity resulting from reduced borrowing capacity.

• **Gross Profit**. Gross profit for 2000 of $18,476,000 represents an 11.8% decrease compared to 1999. GP% was 31.1% for 2000 compared to 32.6% for 1999. GP% for Bearings was 30.9% in 2000 compared to 30.5% in 1999. This increase was mainly due to material cost reductions, increased plant efficiency and a reduction in sales of tapered journal and other lower margin bearings to the railroad industry, partially offset by increased inventory provisions. GP% for machine tools was 32.1% in 2000 compared to 32.6% in 1999. This decrease is mainly due to the lower sales volume.

• **Selling, General and Administrative Expenses**. S,G&A as a percentage of sales were 28.0% in 2000 compared to 23.5% in 1999. This increase is primarily due to the decreased sales volume and increased expenses of $1,488,000. S,G&A increased in the Bearings segment by $812,000 mainly due to increased salaries and professional expenses. S,G&A for Machine Tools increased by $676,000 mainly due to a write-down of impaired assets and bad debts expense, partially offset by lower personnel expenses.

• **Operating Income**. Operating income for 2000 of $1,861,000 represents a 68.1% decrease compared to 1999. Operating income for the Bearings segment decreased 18.5% compared to 1999 to $4,560,000 primarily due to increased S,G&A and decreased sales, partially offset by higher GP%. Operating income for Machine Tools was a loss of $2,699,000 in 2000 compared to a profit of $232,000 in 1999 primarily due to lower sales volume.

• **Other Expenses, net**. Net interest expense was $1,145,000 in 2000 compared to $1,371,000 in 1999 mainly due to lower interest rates, partially offset by higher debt. Equity income was $669,000 in 2000 compared to $181,000 in 1999. The 2000 equity income includes $238,000, which is the Company's share of net earnings from three joint ventures that commenced operations during the year. Foreign currency exchange losses of $2,000 in 2000 compared to $874,000 in 1999 relate to Machine Tool operations in Romania. Other income was $175,000 in 2000. There was no Other income in 1999.

• **Income Tax**. The Company's effective income tax rate was 83.9% in 2000 compared to 54.7% in 1999. Both amounts reflect an increase in the valuation allowance for deferred tax assets.

• **Net Income**. Net income for 2000 decreased 16.3% from 1999 to $1,879,000 or $.46 per basic and diluted share, from $2,244,000 or $.55 per basic and diluted share in 1999. The decrease is primarily due to the lower sales volume and higher S,G&A.

Financial Condition, Liquidity and Capital Resources

During the three years ended December 29, 2001, the Company's primary sources of capital have been net cash provided by operating activities and a Revolving Credit Facility. The primary demands on the Company's capital resources have been investments in and advances to affiliates (joint ventures) and fixed asset purchases to broaden the Company's product offering and improve operations. At December 30, 2000 and December 29, 2001, the Company had working capital of $28,246,000 and $30,276,000, respectively.

Cash provided by operating activities in 2001 was $4,273,000. Cash provided from net income before depreciation and amortization, and also from reduced inventory was partially offset by increased accounts receivable. The accounts receivable increase is mainly related to higher periodic sales volume as days sales outstanding are comparable with historic results.

Cash used in investing activities in 2001 was $1,069,000. General invested cash of $1,035,000 in NGBC as part of the $1,200,000 required to increase its ownership from 42% to 50%. The balance was paid in the form of reinvested dividends. As a result, net cash of $474,000 was added to the Company's Consolidated Balance Sheet. General also invested cash of $622,000 as part of the $3,927,000 required to increase its ownership of NNG from 50% to 100%. The balance was financed by a long-term note payable to the seller. As a result of this transaction, net cash of $1,512,000 was added to the Company's Consolidated Balance Sheet. General loaned a total of $600,000 to SGBC, another of its existing joint ventures in China. During the first quarter of 2002, General converted these loans as part of the investment required for increased ownership of SGBC. Cash used in investing activities also includes $2,555,000 for capital expenditures.

Cash used in financing activities in 2001 was $1,854,000. During 2001, the Company had a net decrease in debt under its revolving credit facility of $2,006,000. It had a net increase of $440,000 in Notes payable – banks and repaid $181,000 against its lease finance facility.

At December 29, 2001, the Company had outstanding debt of $12,747,000 under its Revolving Credit Facility and had further availability of approximately $6.3 million. At December 29, 2001, the Company was in compliance with all of its loan covenants. Additionally, the Company had outstanding debt of $897,000 against a $1,120,000 line of credit of which $800,000 expires in October 2002 and $320,000 expires in October 2004.

The Company believes that funds generated from continuing operations, capital lease financing and borrowing under the existing and any future revolving credit facilities will be sufficient to finance the Company's stock buyback program and investment commitments as well as its anticipated working capital and capital expenditure requirements for at least the next 24 months. The Company's operating cash flow could be adversely affected if there was a decrease in demand for the Company's products or if the Company was unable to continue to reduce its inventory. Also, a decrease in demand could adversely affect the Company's liquidity if General was unable to agree to terms on a revolving credit facility when the current facility expires on April 30, 2003. The table and notes below describe the Company's contractual obligations related to its liquidity.

Payments Due by Period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:					
Bank revolving line of credit	$ 12,747	$ -	$ 12,747	$ -	$ -
Capital lease obligations	663	180	483	-	-
Operating leases	5,672	1,036	3,414	1,222	-
Notes payable	6,470	200	3,231	2,505	534
Equity investment obligations	4,421	2,421	2,000	-	-
Total contractual cash obligations	$ 29,973	$ 3,837	$ 21,875	$ 3,727	$ 534

The Company also has a net payable to General-IKL Corp., an affiliate, in the amount of $599,000. The Company cannot estimate when this amount will be due as amounts receivable from and payable to General-IKL Corp., are subject to collection and repayment restrictions due to sanctions imposed by the U.S. government on the countries comprising the former Republic of Yugoslavia. General accrues interest on the balances due to and from this affiliate.

The Company uses letters of credit to support certain of its purchases and certain advance payments received from customers in the normal course of business.

JGBR has guaranteed certain obligations of an unrelated third party totaling $2,651,000 at December 29, 2001.

Inflation

The effect of inflation on the Company has not been significant during the last two fiscal years.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

The Company's primary market risks are fluctuations in interest rates and variability in interest rate spread relationships (i.e., prime to LIBOR spreads) on its bank debt (see Note 8 to the Consolidated Financial Statements). As of December 29, 2001, the Company had $8.1 million outstanding in an interest rate swap. This swap is used to convert floating rate debt relating to the Company's revolving credit agreement to fixed rate debt to reduce the Company's exposure to interest rate fluctuations. The net result was to substitute a fixed interest rate of 9.17% for the variable rate. The swap amortizes by $75,000 per month and terminates in December 2007. Under the interest rate environment during the year ended December 29, 2001, the Company's interest rate swap agreement resulted in additional expense of approximately $270,000.

The Company's management believes that fluctuations in interest rates in the near term would not materially affect the Company's consolidated operating results, financial position or cash flows as the Company has limited risks related to interest rate fluctuations.

Foreign Currency Risk

The Company does not use foreign currency forward exchange contracts or purchased currency options to hedge local currency cash flows or for trading purposes. All sales arrangements from domestic companies with international customers are denominated in U.S. dollars. Only a small fraction of the Company's purchases are denominated in foreign currency. Due to this limited activity, the Company does not expect any material loss with respect to foreign currency risk.

To the Board of Directors and Stockholders

General Bearing Corporation

We have audited the accompanying consolidated balance sheet of General Bearing Corporation and subsidiaries as of December 29, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of General Bearing Corporation and subsidiaries as of December 30, 2000 and January 1, 2000 were audited by other auditors whose report dated April 25, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 29, 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Bearing Corporation and subsidiaries as of December 29, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Urbach Kahn & Werlin LLP

New York, New York
April 10, 2002

GENERAL BEARING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, except for shares and per share data)

	December 29, 2001	December 30, 2000
Assets		
Current assets		
Cash and cash equivalents	$ 1,847	$ 497
Accounts receivable, net of allowance for doubtful accounts of $874 in 2001 and $988 in 2000	13,355	6,478
Inventories	30,116	29,560
Prepaid expenses and other current assets	4,756	1,568
Advances to affiliates	114	230
Deferred tax assets	631	445
Total current assets	50,819	38,778
Fixed assets, net of accumulated depreciation	22,049	8,643
Investment in, advances to and accounts receivable from joint ventures and affiliates	2,841	7,475
Other assets	915	368
Total assets	$ 76,624	$ 55,264
Liabilities and Shareholders' Equity		
Current liabilities		
Note payable - banks	$ 5,415	$ 339
Accounts payable	9,781	4,642
Due to affiliates	306	746
Accrued expenses and other current liabilities	4,660	4,623
Current maturities of long term debt	381	182
Total current liabilities	20,543	10,532
Long term debt, net of current maturities	20,580	16,454
Other long term liabilities - affiliate	491	-
Deferred taxes	320	275
Minority interests	10,119	3,218
Commitments and contingencies (Note 15)		
Stockholders' equity		
Common shares - par value $.01 per share; authorized 19,000,000 shares; issued 7,088,950 and 7,072,950 shares	71	71
Paid-in capital	40,094	39,994
Accumulated other comprehensive loss	(737)	(10)
Treasury stock, at cost; 3,040,270 and 2,960,300 shares	(276)	(51)
Deficit	(14,581)	(15,219)
Total stockholders' equity	24,571	24,785
Total liabilities and stockholders' equity	$ 76,624	$ 55,264

See Notes to Consolidated Financial Statements

General Bearing Corporation and Subsidiaries

Consolidated Statements of Operations

(In Thousands, except for shares and per share data)

	December 29, 2001	December 30, 2000	January 1, 2000
Sales	$ 55,653	$ 59,393	$ 64,338
Cost of sales	38,138	40,917	43,386
Gross profit	17,515	18,476	20,952
Selling, general and administrative expenses	14,614	16,615	15,127
Operating income	2,901	1,861	5,825
Other expenses, net	1,717	299	2,064
Income before income taxes	1,184	1,562	3,761
Income taxes	448	1,311	2,057
Income before minority interests	736	251	1,704
Minority interests	(98)	1,628	540
Net income	$ 638	$ 1,879	$ 2,244
Income per common share:			
Basic	$ 0.16	$ 0.46	$ 0.55
Diluted	$ 0.16	$ 0.46	$ 0.55
Weighted average number of common shares:			
Basic	4,108,993	4,109,565	4,112,453
Diluted	4,108,993	4,109,565	4,112,602

See Notes to Consolidated Financial Statements

GENERAL BEARING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands, except for shares)

	Common Shares		Accumulated Other	Paid-In	Treasury Stock		Comprehensive	
	Shares	Amt.	Comprehensive Income	Capital	Shares	Amt.	Income	Deficit
Balance, January 2, 1999	7,058,950	$ 71	$ -	$ 39,698	3,000,000	$ -	$ -	$ (17,248)
Sale of 6,000 common shares - stock options exercised	6,000	-	-	42	-	-	-	-
Tax benefit - stock options exercised	-	-	-	4	-	-	-	-
Foreign currency translation adjustment	-	-	(7)	-	-	-	(7)	-
Net income	-	-	-	-	-	-	2,244	2,244
Comprehensive income	-	-	-	-	-	-	2,237	-
Balance, January 1, 2000	7,064,950	71	(7)	39,744	3,000,000	-	-	(15,004)
Shares issued - board compensation	8,000	-	-	43	-	-	-	-
Treasury shares, at cost	-	-	-	-	10,300	(51)	-	-
Foreign currency translation adjustment	-	-	(3)	-	-	-	(3)	-
Distribution to WMC shareholders	-	-	-	-	-	-	-	(2,094)
Options exercised	-	-	-	207	(50,000)	-	-	-
Net income	-	-	-	-	-	-	1,879	1,879
Comprehensive income	-	-	-	-	-	-	1,876	-
Balance, December 30, 2000	7,072,950	71	(10)	39,994	2,960,300	(51)	-	(15,219)
Shares issued - board compensation	16,000	-	-	100	-	-	-	-
Treasury shares, at cost	-	-	-	-	79,970	(225)	-	-
Net income	-	-	-	-	-	-	638	638
Mark to market - interest rate swap	-	-	(727)	-	-	-	(727)	-
Comprehensive income	-	-	-	-	-	-	(89)	-
Balance, December 29, 2001	7,088,950	$ 71	$ (737)	$ 40,094	3,040,270	$ (276)	$ -	$ (14,581)

See Notes to Consolidated Financial Statements

GENERAL BEARING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	December 29, 2001	December 30, 2000	January 1, 2000
Cash Flows from Operating Activities			
Net income	$ 638	$ 1,879	$ 2,244
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Minority interests	98	(1,628)	(540)
Depreciation and amortization	1,066	1,233	789
Deferred income taxes	(142)	212	1,011
Equity in income of joint ventures and affiliates	(60)	(669)	(181)
Net loss on equipment sales and disposal	57	-	-
Other non-cash items charged to income	100	43	-
Changes in:			
Accounts receivable	(1,522)	1,505	(1,242)
Inventories	3,758	(4,202)	652
Prepaid expenses and other assets	554	(124)	(918)
Advances to/(from) affiliates	999	369	(4,176)
Accounts payable and accrued expenses	(1,273)	2,938	2,246
Net cash provided by (used in) operating activities	4,273	1,556	(115)
Cash Flows from Investing Activities			
Investments in affiliates, net	-	(750)	(648)
Advances to affiliates	(600)	(2,597)	-
Increase in equity interests, net of cash acquired	1,986	-	-
Fixed asset purchases	(2,555)	(948)	(731)
Proceeds from sale of fixed assets	100	-	-
Net cash used in investing activities	(1,069)	(4,295)	(1,379)
Cash Flows from Financing Activities			
Repayment of capital lease	(181)	(650)	(782)
Increase (decrease) in note payable - banks	440	(3,459)	(7,517)
Net proceeds from/(repayment of) revolving credit facility	(2,006)	3,347	11,406
Proceeds from equipment financing	-	968	-
Proceeds from long-term debt	118	-	678
Proceeds from sale of common shares	-	5	42
Return of capital	-	(500)	-
Purchase of treasury stock	(225)	(51)	-
Net cash provided by (used in) financing activities	(1,854)	(340)	3,827
Net increase (decrease) in cash and cash equivalents	1,350	(3,079)	2,333
Cash and cash equivalents, beginning of period	497	3,576	1,243
Cash and cash equivalents, end of period	$ 1,847	$ 497	$ 3,576

See Notes to Consolidated Financial Statements

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

General Bearing Corporation ("General") and subsidiaries (collectively, "the Company") are actively engaged in two business segments:

- **Bearings:** The Company, through General and its 50% or more owned joint ventures, Rockland Manufacturing Company ("Rockland"), Ningbo General Bearing Company, Ltd. ("NGBC") and Jiangsu General Ball and Roller Company, Ltd. ("JGBR"), manufactures, sources, assembles and distributes a variety of bearings and bearing components, including ball bearings, tapered roller bearings, spherical roller bearings and cylindrical roller bearings. Under the Hyatt® and The General® trademarks, the Company supplies original equipment manufacturers ("OEMs") and the industrial aftermarket, both primarily in the United States. The Company's products are used in a broad range of applications, including automobiles, railroad cars, locomotives, trucks, heavy duty truck trailers, office equipment, machinery and appliances. Approximately 80% of fiscal 2001 revenues relate to bearings and bearing components (85% and 80% in 2000 and 1999, respectively).

- **Machine Tools:** The Company, through WMW Machinery Company, Inc. ("WMW"), a wholly-owned subsidiary, distributes machine tools in North America. The Company also distributes machine tools throughout the rest of the world through its majority-owned subsidiary, World Machinery Group, BV ("WMG").

Summary of Significant Accounting Policies

- **Principles of Consolidation:** The accompanying consolidated financial statements include the accounts of General, its wholly owned subsidiaries and all joint ventures in which General maintains control and has at least a 50% ownership share. Investments in other joint ventures are carried under the equity method. The years ended December 29, 2001, December 30, 2000, and January 1, 2000 are referred to as fiscal 2001, fiscal 2000, and fiscal 1999, respectively.

The operations of General are included in the Company's bearing and bearing components segment. A summary description of each of the Company's wholly owned subsidiaries and joint ventures in which General maintains control and has at least a 50% ownership interest are as follows:

- **Bearings Segment:** NGBC, established in 1998 for an initial term of sixteen years, is a joint venture with China Ningbo Genda Bearing Company, Ltd. Located in Yuyao City, Peoples Republic of China (PRC), this venture manufactures ball and roller bearings and their components. Initially a 33% owned joint venture of General, General increased its ownership to 42% in 2000 by contributing an additional $650,000 in cash. In July 2001, General increased its ownership to 50% by contributing $1.2 million in cash and General assumed control of management of the operations. Operations since July 2001 have been fully consolidated in the financial statements. Upon expiration or early termination of the business term, assets will be distributed to the partners in the same proportion as their respective paid investments to the registered capital.

NN General, LLC ("NNG") established in March 2000, was initially a 50% owned joint venture with NN Ball & Roller, Inc. ("NN"), an unrelated party. In connection with this venture General agreed to share its 60% interest in JGBR. General's initial cash investment in NNG was $100,000. General also advanced NNG loans amounting to approximately $2,767,000 including interest at the applicable federal rate. On December 27, 2001, General and NN contributed all loans and accrued interest advanced to NNG to NNG's capital and General purchased NN's 50% interest for cash and notes valued at approximately $3.9 million (book value), effectively increasing General's interest in JGBR back to 60%.

JGBR, established in 1999, is a joint venture with Jiangsu Lixing Steel Ball Factory ("JSBF"), an unrelated party. Located in Rugao City, China, this venture is comprised of the operations of JSBF, a manufacturer of rolling elements for bearings. Effective with General's acquisition of NN's interest in NNG, the Company has consolidated the balance sheet of JGBR at December 29, 2001. The Company has recorded income from its investment in JGBR at December 29, 2001 on the equity method. Effective December 30, 2001 operations of JGBR will be fully consolidated.

Rockland, a general partnership, is owned equally by General and Wafangdian USA, Inc., a wholly owned subsidiary of Wafangdian Bearing Company, Ltd. ("WFGDN"). Rockland's principal business is the design and manufacture of cylindrical roller and spherical roller bearings and bearing components. Substantially all of Rockland's consigned inventory (see Note 1) is purchased from WFGDN, or Wafangdian General Bearing Company, Ltd. ("WGBC", see below), a foreign joint venture in which General owns a minority interest. Substantially all of Rockland's production is sold to General.

General IKL Corporation ("IKL") is an inactive joint venture located in the former Republic of Yugoslavia in which General holds a 50% interest.

- **Machine Tools Segment:** World Machinery Company ("World") is a holding company and is 100% owned by General. World exists primarily to hold stock of other companies. World owns 2,950,000 shares of General's common stock which have been treated as treasury stock in the consolidated financial statements.

WMW is a wholly owned subsidiary of World. WMW is engaged in the distribution of machines and machine tools in North America, principally to machine tool dealers and manufacturing companies.

WMG is a 60% owned joint venture of World located in the Netherlands, whose principal asset is a 50.97% interest in World Machinery Works ("W.M. Works"), formerly known as Masini Unelte Bacau S.A., a Romanian manufacturer of machine tools acquired during 1998 pursuant to Romania's privatization program. The majority of World Machinery Works' sales are made through WMG, which utilizes independent regional sales agencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

A summary of joint ventures in which the Company holds less than a 50% interest are as follows:

Shanghai General Bearing Company, Ltd. ("SGBC") was established in 1987 as a 25% owned joint venture with Shanghai Roller Bearing Factory ("SRBF"), located in Shanghai, PRC. The venture is a limited liability company formed in accordance with PRC law. SGBC produces tapered roller bearings, which the Company imports into the U.S. for further assembly, inspection, testing and distribution. In February 2002, General agreed to increase its investment in SGBC to 50% and assumed control of the operations. General maintains the exclusive right to sell the products of SGBC in the United States.

Shanghai Pudong General Bearing Company, Ltd ("SPGBC") is a 25% owned joint venture with Shanghai Xiua Industrial Corporation, established in 1996. Located in the Pudong Industrial Zone of Shanghai, China, this venture produces ball bearings for sale in the U.S. by General.

WGBC is a 25% owned joint venture with Wafangdian Bearing Company. This venture produces components for spherical roller bearings and railroad bearings in the PRC. General sells WGBC's products in the United States.

All significant intercompany accounts and transactions have been eliminated.

• **Cash Equivalents:** The Company considers all investments in highly liquid debt instruments with maturities of three months or less from date of purchase and money market funds to be cash equivalents.

• **Inventories:** Inventories are stated at the lower of cost (first-in, first-out method) or market.

During fiscal 1999, Rockland negotiated revised terms with WGBC under which it purchases inventory. Rockland maintains the right to return all unsold inventory and is obligated to remit payment for inventory only upon sale. Accordingly, the Company treats these materials to be inventory held on consignment and has not recorded them in inventory at December 29, 2001, December 30, 2000 and January 1, 2000. Inventory at December 29, 2001 and December 30, 2000 consists of approximately $1,494,000 and $1,210,000, respectively, of inventory acquired under the previously existing purchasing arrangement, inventory held for rework, and costs related to consigned goods. The consigned inventory amounted to approximately $3,194,000 and $3,450,000 at December 29, 2001 and December 30, 2000, respectively.

• **Comprehensive Income:** Comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are excluded from net income, as these amounts are recorded directly as adjustments to stockholders' equity. The Company's comprehensive income is comprised of foreign currency translation adjustments and accounting for an interest rate swap.

The Company uses an interest rate swap agreement as a derivative to modify the interest characteristics of its outstanding floating rate long-term debt, to reduce its exposure to fluctuations in interest rates. The Company's accounting policies for these instruments are based on its designation of such instruments as hedging transactions. The Company does not enter into such contracts for speculative purposes. The Company records all derivatives on the balance sheet at fair value.

For derivative instruments that are designated and qualify as a fair value hedge (i.e. hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings in the current period. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure of variability of expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of Accumulated Comprehensive Income (a component of stockholders' equity) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument, if any (i.e. the ineffective portion of any portion of the derivative excluded from the assessment of effectiveness) is recognized in earnings in the current period. For derivative instruments not designated as hedged instruments, changes in their fair values are recognized in earnings in the current period.

The comprehensive income for each of the three years in the period ended December 29, 2001 is presented in the Statements of Changes in Stockholders' Equity.

• **Fixed Assets:** The cost of depreciable plant and equipment is depreciated for financial reporting purposes over the estimated useful lives using the straight-line or declining balance methods. The estimated lives for each property classification are as follows:

Classification	Estimated Life (Years)
Land	No depreciation
Buildings	10 to 40
Machinery and equipment	3 to 10
Furniture and fixtures	10
Transportation equipment	3 to 5
Leasehold improvements	Lesser of life of lease or useful life
Software	5

Expenditures for maintenance, repairs and minor renewals or betterments are charged against income. Major renewals and replacements are capitalized.

• **Evaluating Recoverability of Long Lived Assets:** The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses recoverability of these assets by estimating future nondiscounted

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

cash flows. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. During 2000, the Company recorded an impairment write-down of $501,000.

• **Fiscal Year:** The reporting period for the Company is a 52-53 week fiscal year. There were 52 weeks in the periods ended December 29, 2001, December 30, 2000 and January 1, 2000.

• **Revenue Recognition:** The Company recognizes revenue when products are shipped. The Company provides, as a reduction in sales, for anticipated returns and allowances on defective merchandise based on known claims and an estimate of anticipated returns.

• **Shipping and Handling Costs:** The Company accounts for certain shipping and handling costs as a component of "Selling, general and administrative expenses." These costs represent primarily the freight and direct compensation costs of employees who pick, pack and otherwise prepare, if necessary, merchandise for shipment to the Company's customers. Total costs were $650,000, $683,000 and $707,000 in fiscal 2001, 2000 and 1999, respectively.

• **Advertising:** Advertising costs are expensed as incurred. Advertising expense for each of the three years in the period ended December 29, 2001 was $410,000, $875,000 and $360,000, respectively.

• **Income Taxes:** Prior to the transaction described in Note 2, General filed a consolidated Federal income tax return with World through the date of its initial public offering, completed in February, 1997; thereafter, it filed its own federal returns. State and local tax returns are filed separately. Federal income taxes were calculated as if General filed its tax return on a separate return basis for all periods presented. World filed a consolidated federal income tax return with its wholly owned subsidiaries and separate state and local tax returns. Subsequent to the transaction described in Note 2, the Company files a consolidated Federal income tax return.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss carryforwards.

• **Use of Estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

• **Estimated Fair Value of Financial Instruments:** Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the balance sheet.

The fair value of financial instruments, including cash, accounts receivable and accounts payable, approximate their carrying value because of the current nature of these instruments. The carrying amounts of the Company's note payable – bank and long-term debt – bank approximate fair value because the interest rates on these instruments are subject to changes with market interest rates. To reduce its exposure to fluctuations in interest rates, the Company is party to an interest rate swap with its bank (Note 8). It is not practical to determine the fair value of receivables from, payables to and long-term debt payable to affiliates and other because of the nature of their terms.

• **Concentration of Credit Risk:** The Company extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The Company obtained 76%, 85% and 77% of its bearing and component requirements from various Chinese joint ventures in the fiscal years ended 2001, 2000 and 1999, respectively. In 2001, 2000 and 1999, respectively, the Company obtained 51%, 87% and 64% of its machine tool requirements from various companies in Romania.

Cash accounts at financial institutions from time to time may exceed the federal depository insurance coverage limit.

• **Foreign Currency Translation:** Foreign currency financial statements of foreign operations where the local currency is the functional currency are translated using exchange rates in effect at period end for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a separate component of stockholders' equity. For foreign operations where the US dollar is the functional currency and for countries which are considered highly inflationary, translation practices differ in that inventories, properties, accumulated depreciation and depreciation accounts are translated at historical rates of exchange and translation adjustments are included in earnings. Gains and losses from foreign currency transactions are generally included in earnings. All foreign subsidiaries, except for W.M. Works, use the local currency as the functional currency. The effect on cash of foreign currency translations is not material.

• **Stock-Based Compensation:** The Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS No. 123") requires entities which have arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock to either record the fair value of the arrangements or disclose the proforma effects of the fair value of the arrangements. The Company has adopted the disclosure method of SFAS No. 123.

Note 1. The Company and Summary of Significant Accounting Policies *(Continued)*

• **Earnings Per Common Share:** Earnings per common share are computed on the basis of the weighted average number of common shares outstanding during the year. Basic earnings per share excludes and diluted earnings per share includes any dilutive effects of options, warrants, and convertible securities.

• **Reclassification:** Certain prior year amounts have been reclassified to conform with the current year presentation.

• **Recent Accounting Standards:** In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities." FAS 133 is effective, as amended, for years beginning after June 15, 2000. FAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of the hedged transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings.

In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 ("FAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities" which amended FAS 133. The amendments in FAS 138 address certain implementation issues and relate to such matters as the normal purchases and normal sales exception, the definition of interest rate risk, hedging recognized foreign currency denominated assets and liabilities, and intercompany derivatives.

Effective December 31, 2000, the Company adopted FAS 133 and FAS 138. The initial impact of adoption on the Company's financial statements was not material. The ongoing effect of adoption on the Company's consolidated financial statements will be determined each quarter by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in 2000 and there was no material effect on the Company's operating results.

The consolidated financial statements reflect, for all periods presented, the adoption of the classification requirements pursuant to Emerging Issues Task Force ("EITF") 00-10, Accounting for Shipping and Handling Fees and Costs, EITF 00-14, Accounting for Certain Sales Incentives, and EITF 00-22, Accounting for "Points" and Certain Other Time Based or Volume Based Sales Incentive Offers, and Offers for Free Products to be Delivered in the Future, which became effective in the Company's fourth quarter of 2000. The Company reclassified to "Net sales" income from freight charged to customers, and the cost of rebates provided to customers pursuant to promotional incentive programs, which were historically included in "Selling, general and administrative" expenses for all periods presented.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This pronouncement eliminated the use of the "pooling of interests" method of accounting for all mergers and acquisitions. As a result, all mergers and acquisitions will be accounted for using the "purchase" method of accounting. SFAS No. 141 is effective for all mergers and acquisitions initiated after June 30, 2001. Adoption of this pronouncement had no impact on the Company's financial results.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for intangible assets (excluding goodwill) acquired individually or with a group of other assets at the time of their acquisition. It also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Intangible assets (excluding goodwill) acquired outside of a business combination will be initially recorded at their estimated fair value. If the intangible asset has a finite useful life, it will be amortized over that life. Intangible assets with an indefinite life are not amortized. Both types of intangible assets will be reviewed annually for impairment and a loss recorded when the asset's carrying value exceeds its estimated fair value. The impairment test for intangible assets consists of comparing the fair value of the intangible asset to its carrying value. Fair value for goodwill and intangible assets is determined based upon discounted cash flows and appraised values. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized. Goodwill will be treated similar to an intangible asset with an indefinite life. As required, the Company will adopt SFAS No. 142 effective January 1, 2002. The Company believes that the adoption of this pronouncement will not have a material impact on the Company's financial results.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the underlying asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. As required, the Company will adopt SFAS No. 143 effective January 1, 2003. The Company believes that the adoption of this pronouncement will not have a material impact on the Company's financial results.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." This pronouncement addresses how to account for and report impairments or disposals of long lived assets. Under SFAS No. 144, an impairment loss is to be recorded on long lived assets being held or used when the carrying amount of the asset is not recoverable from its expected future undiscounted cash flows. The impairment loss is equal to the difference between the asset's carrying amount and

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

estimated fair value. In addition, SFAS No. 144 requires long lived assets to be disposed of by other than a sale for cash to be accounted for and reported like assets being held and used. Long lived assets to be disposed of by sale are to be recorded at the lower of their carrying amount or estimated fair value (less costs to sell) at the time the plan of disposition has been approved and committed to by the appropriate company management. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of this pronouncement will not have a material impact on the Company's financial results.

NOTE 2. ACQUISITION

In July 2000, General acquired 100% of World, which, prior to the acquisition, owned 74.8% of the outstanding common stock of General. World was principally owned by members of General Bearing's Board of Directors and senior management. This combination has been accounted for in a manner similar to a pooling of interests. Prior periods have been restated as if the companies have always been combined. In consideration for this transaction, General issued 3,140,000 shares of its common stock, $.01 per share par value. 2,950,000 shares of General's common stock, owned by World, are now carried as treasury stock. Net shares issued (190,000 shares) for the acquisition are considered outstanding for all periods presented.

NOTE 3. INVENTORIES

Inventories are comprised as follows at: (In Thousands)

	December 29, 2001	December 30, 2000
Bearings and Bearing Products		
Finished goods	$ 9,096	$ 8,260
Raw materials, purchased parts and work-in process	16,824	15,736
	25,920	23,996
Machine Tools		
Machines and machine tools	2,457	2,936
Service parts and accessories	1,739	2,628
	4,196	5,564
	$ 30,116	$ 29,560

NOTE 4. FIXED ASSETS

Fixed Assets are comprised as follows at: (In Thousands)

	December 29, 2001	December 30, 2000
Land and buildings	$ 11,154	$ 5,133
Machinery and equipment	17,347	9,279
Furniture and fixtures	1,494	1,494
Leasehold improvements	776	761
Software	891	453
Transportation equipment	666	510
	32,328	17,630
Less accumulated depreciation and amortization	10,279	8,987
	$ 22,049	$ 8,643

2001 machinery and equipment includes construction in process of $1,363,000. 2001 land and buildings includes construction in process of $2,115,000. The estimated cost to complete construction in process is immaterial.

Depreciation expense was $995,000, $1,162,000 and $765,000 for each of the three years in the period ended December 29, 2001. Amortization expense was $71,000, $71,000 and $24,000 for each of the three years in the period ended December 29, 2001.

Note 5. Investments in, Advances to and Accounts Receivable from Joint Ventures and Affiliates

Investments in, Advances to and Accounts receivable from joint ventures and affiliates consist of the following at: (In Thousands)

	December 29, 2001	December 30, 2000
Investments:		
Shanghai General Bearing Company, Ltd.	$ 822	$ 972
Ningbo General Bearing Company, Ltd.	-	2,304
Shanghai Pudong General Bearing Company, Ltd.	171	162
Wafangdian General Bearing Company, Ltd.	766	781
NN General, LLC	-	230
NNA, LLC (a)	-	(82)
	1,759	4,367
Advances and accounts receivable:		
Short Term		
Gussack Realty Company	-	37
Shanghai Pudong General Bearing Company, Ltd. (b)	80	30
Shanghai General Bearing Company, Ltd.	18	124
Wafangdian General Bearing Company, Ltd.	16	13
NN General, LLC	-	26
	114	230
Long Term		
General IKL Corp. (c)	482	461
Shanghai General Bearing Company, Ltd. (d)	600	-
NN General, LLC	-	2,520
NNA, LLC (a)	-	127
	1,082	3,108
	$ 2,955	$ 7,705

(a) NNA, LLC ("NNA"), a 33.33% owned joint venture with General, was formed in 2000 to market the products of JGBR. The Company advanced to NNA $127,000, including interest at the applicable federal rate for a period of 30 years. The rate in effect at December 30, 2000 was 5.98%. NNA was dissolved in the fourth quarter of 2001.

(b) General contributed $150,000 in fiscal 1998 representing its interest in the registered capital. The advances related to inventory returned to SPGBC. General is not required to contribute additional capital.

(c) Amounts receivable from and payable to General IKL Corp., are subject to collection and repayment restrictions due to sanctions imposed by the U.S. government on the countries comprising the former Republic of Yugoslavia. General accrues interest on the balances due to and from this affiliate (see Note 8).

(d) The advances relate primarily to a loan made by General prior to General's obtaining a 50% interest and operational control in February 2002 (see Note 1).

Condensed financial data of SGBC are as follows: (In Thousands)

Balance Sheet:	December 29, 2001	December 30, 2000
Current assets	$ 4,929	$ 4,904
Total assets	8,201	7,945
Current liabilities	4,912	4,057
Total liabilities	4,912	4,057
Stockholders' equity	3,289	3,888

Income Statement:	December 29, 2001	December 30, 2000	January 1, 2000
Net sales	$ 13,763	$ 17,980	$ 17,131
Gross profit	1,067	2,512	1,673
Operating income	239	1,699	773
Net Income	83	835	567

Note 6. Note Payable – Banks

JGBR has short term unsecured notes payable aggregating $4,636,000, with various interest rates ranging from 5.12% to 5.36%, maturing throughout 2002.

W.M. Works has an $800,000 line of credit. Borrowings against the line at December 29, 2001 amounted to $779,000. The line of credit, secured by land and buildings of approximately $1,400,000, contains no major covenants. Interest on outstanding obligations is payable at 11.5% per year. The line of credit expires on October 8, 2002.

NOTE 7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following: (In Thousands)

	December 29, 2001	December 30, 2000
Payroll and related benefits	$ 929	$ 880
Insurance	280	440
Customer deposits	197	1,518
Sales commissions	189	238
Sales rebates	212	162
Swap obligations	727	-
Dividend payable	424	-
Professional fees	260	364
Other	1,442	1,021
Total	$ 4,660	$ 4,623

NOTE 8. LONG-TERM DEBT

Long-term debt consists of the following at: (In Thousands)

	December 29, 2001	December 30, 2000
Bank and other:		
Bank revolving line of credit (a)	$ 12,747	$ 14,753
Notes payable (b)	6,470	-
Long-term lease obligations (See Note 15)	663	845
	19,880	15,598
Less current maturities	(381)	(182)
	19,499	15,416
Affiliates:		
General IKL Corp. (see Note 5(c))	1,081	1,038
Total long-term debt	$ 20,580	$ 16,454

(a) General is obligated to a bank under a revolving line of credit, which expires on April 30, 2003. The credit agreement provides General with a secured line of credit of up to $21 million for acquisitions, working capital and general corporate purposes. The maximum amount available is reduced by outstanding letters of credit. Interest on outstanding obligations is payable at either the bank's prime rate plus up to 1.00%, or LIBOR plus 1.00% to 2.00%. These percentages are determined quarterly based upon the financial performance of General. The average monthly rate in effect at December 29, 2001 was 6.36%. Also based upon the financial performance of General is a commitment fee of either .125% or .25% of unused availability. The loan is secured by General's assets. The credit agreement also contains certain restrictive covenants, which include, among others, maintenance of financial ratios relating to funded debt, fixed charge coverage and interest coverage and limitations on capital expenditures and investments. General is in compliance with all of its loan covenants.

As of December 29, 2001, borrowing under the credit line amounted to $12,747,000, and letter of credit commitments under this credit line amounted to $1,974,000.

As of December 29, 2001, General had $8.1 million outstanding subject to an interest rate swap. This swap is used to convert floating rate debt relating to the Company's revolving credit agreement to fixed rate debt to reduce the Company's exposure to interest rate fluctuations. The net result was to substitute a fixed interest rate of 9.17% for the variable rate. The swap amortizes by $75,000 per month and terminates in December 2007. Under the interest rate environment during the year ended December 29, 2001, the Company's interest rate swap agreement resulted in additional expense of approximately $270,000.

(b) JGBR has various long term unsecured notes payable aggregating $2,512,000, with interest at 5.36% maturing between October 2003 and July 2005.

General has a long term note payable of $3,105,000. The interest rate on the note is the 30 day LIBOR plus 1.5%. Annual principal installments of $200,000 plus accrued interest are to be made beginning December 2002, and continuing thereafter through December 2005. In December 2006, the outstanding principal balance is payable.

World Machinery Works has a long term loan with a bank aggregating $118,000, with an interest rate of 12% maturing in October 2004. Additionally, World Machinery Works has a note payable in the amount of $534,000 at an interest rate of 8%. It is expected that the note will be capitalized in 2002.

Long term debt as of December 29,2001 is payable as follows: (In Thousands)

Payment for the year ending:	
2002	$ 381
2003	13,763
2004	1,143
2005	1,554
2006	2,505
Thereafter	534
	$ 19,880

NOTE 9. INCOME TAXES

Federal, state and local income taxes consist of the following for the fiscal year ended: (In Thousands)

	December 29, 2001	December 30, 2000	January 1, 2000
Deferred:			
Federal	$ 299	$ (358)	$ (977)
State and local	38	4	(34)
Foreign	(195)	142	-
	142	(212)	(1,011)
Current:			
Federal	(431)	(912)	(656)
State and local	(118)	(96)	(238)
Foreign	(41)	(91)	(152)
	(590)	(1,099)	(1,046)
	$ (448)	$ (1,311)	$ (2,057)

The major elements contributing to the difference between the Federal statutory rate and the Company's effective tax rate are as follows:

	December 29, 2001	December 30, 2000	January 1, 2000
Statutory rate	34.0%	34.0%	34.0%
Increase/(decrease) in valuation allowance	(50.6)	55.2	19.7
State and local income taxes less federal income tax benefit	6.6	3.9	10.5
Tax effect of differences between U.S. statutory & foreign effective rates	6.4	10.9	8.6
Equity in (income) loss of affiliates	(1.7)	(14.6)	(1.4)
Dividends recorded	53.9	8.1	-
Other differences	(10.8)	(13.6)	(16.7)
Effective rate	37.8%	83.9%	54.7%

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows: (In Thousands)

	December 29, 2001	December 30, 2000
Gross deferred tax assets		
Accounts receivable and inventory allowances	$ 477	$ 392
Net operating loss carryforwards	1,464	1,930
Foreign losses	613	613
All other	345	399
	2,899	3,334
Gross deferred tax liabilities		
Plant and equipment depreciation differences	(204)	(232)
All other	(95)	(44)
	2,600	3,058
Valuation allowance	(2,289)	(2,888)
Net deferred tax asset	$ 311	$ 170

The Company has provided a valuation allowance against all of the deferred tax assets of World and WMW.

The valuation allowance has increased / (decreased) by ($599,000), $861,000 and $335,000 in fiscal 2001, 2000 and 1999, respectively.

As of December 29, 2001, the Company had aggregate federal tax loss carryovers of approximately $4.0 million, which may be used to offset future taxable income of certain of its subsidiaries, expiring at various dates through the year 2019.

As of December 29, 2001, cumulative foreign losses amounted to approximately $2.5 million. The Company has provided a valuation allowance against those losses.

NOTE 10. DISCRETIONARY PROFIT-SHARING PLAN

The Company maintains a profit-sharing plan covering eligible salaried and nonunion employees. Contributions are made to the plan at the discretion of the management of the Company. The Company recorded expense of approximately $0, $178,000 and $165,000 in fiscal 2001, 2000 and 1999, respectively.

NOTE 11. OTHER EXPENSES, NET

Other expenses, net consist of the following for the fiscal years ended: (In Thousands)

	December 29, 2001	December 30, 2000	January 1, 2000
Interest expense	$ (1,352)	$ (1,335)	$ (1,563)
Interest income	204	190	192
Interest, net	(1,148)	(1,145)	(1,371)
Equity in income of affiliates	60	669	181
Foreign currency exchange gains/(losses)	40	2	(874)
Legal settlement	(763)	-	-
Other	94	175	-
	$ (1,717)	$ (299)	$ (2,064)

NOTE 12. TRANSACTIONS WITH AFFILIATES

General made purchases of approximately $11.4 million, $26.7 million and $23.8 million from its joint ventures and affiliates in fiscal 2001, 2000, and 1999, respectively.

From 1995 through May 2001, the Company and Gussack Realty Company ("Realty"), an entity owned by the principal stockholders of General, were plaintiffs and counterclaim defendants in an action against Xerox for contamination to real property owned by Realty and previously leased by the Company from Realty. The action resulted in a judgment against Xerox for $1,111,483 (including sanctions awarded of $27,898) which, together with interest of $883,048 amounted to a total recovery of $1,994,530. The jury rejected Xerox's counterclaim in its entirety.

Inasmuch as the judgment against Xerox was expressly for damage to Realty's property, and Realty expended $2.5 million in both the prosecution of Realty's and the Company's claims, and defense of Xerox's counterclaims against Realty and the Company, on May 29, 2001, the Company and Realty entered into an agreement whereby (i) the Company waived any interest in the judgment, (ii) the Company agreed to reimburse Realty $763,387 over the next four years with interest at 8.4% per annum from the date of the agreement, representing 30% of the litigation costs in the action and (iii) Realty released the Company from any further claims for indemnification for litigation expenses in connection with the action. The reimbursement will be paid to Realty in the form of additional rent payments by the Company of $18,780.17 per month for 48 months beginning in June, 2001. At December 29, 2001, the Company has charged operations for the entire amount of the settlement and has paid $131,000 toward this agreement.

The Company leases property from Realty. The Company entered into a lease agreement with Realty for its new premises effective November 1, 1996 for an initial term of seven years. Rent and real estate taxes paid to this affiliate totaled $1,242,000, $1,302,000 and $1,189,000 in fiscal 2001, 2000, and 1999, respectively.

The amounts receivable from and payable to General IKL Corp., a corporate joint venture with a manufacturer located in the former Republic of Yugoslavia, are restricted due to suspension, by the United States government, of certain economic activity with that country. The Company accrues interest on the balances due to and from this affiliate.

NOTE 13. STOCK OPTIONS

In September 1996, General adopted the 1996 Stock Option and Performance Award Plan ("1996 Plan"), which authorizes the granting to directors, officers and key employees of General of incentive or non-qualified stock options, performance shares, restricted shares and performance units. The 1996 plan covers up to 500,000 shares of common stock.

The exercise price of any incentive stock option granted to an eligible employee may not be less than 100% of the fair market value of the shares underlying such option on the date of grant, unless such employee owns more than 10% of the outstanding common stock or stock of any subsidiary or parent of the Company, in which case the exercise price of any incentive stock option may not be less than 110% of such fair market value. No option may be exercisable more than ten years after the date of grant and, in the case of an incentive stock option granted to an eligible employee owning more than 10% of the common stock or stock of any subsidiary or parent of the Company, no more than five years from its date of grant.

Options are not transferable, except upon the death of the optionee. Upon death of an optionee, vested options are exercisable according to the original term of the option grant. In general, upon termination of employment of an optionee, all options granted to such person which are not exercisable on the date of such termination immediately expire, and any options that are exercisable expire three months following termination of employment if such termination is not the result of death or retirement and one year following such termination if such termination was because of death, retirement, disability or with the consent of General.

General estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the year ended December 29, 2001: no dividend yield, expected volatility of 54.0%, risk free interest rate of 5.0% and expected life of 10 years. For the year ended January 1, 2000, the weighted average assumptions used for grants were: no dividend yield, expected volatility of 45.8%, risk free interest rate of 5.0% and expected life of 10 years. If compensation cost for General's stock option plan had been determined in accordance with SFAS No. 123, consolidated net income would have been reduced by approximately $138,000 or $.03 per diluted share, $161,000 or $.04 per diluted share, and $169,000 or $.04 per diluted share for the fiscal years ended 2001, 2000, and 1999, respectively.

NOTE 13. STOCK OPTIONS *(CONTINUED)*

The following table summarizes information about General's stock options outstanding at December 29, 2001:

	Options Outstanding		
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Price
$3.75 to $3.80	95,000	9.4	$3.75
$7.00 to $7.70	242,800	4.5	$7.16

Transactions under the stock option plan are summarized as follows:

	December 29, 2001		December 30, 2000		January 1, 2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	245,300	$ 7.16	259,800	$ 7.15	269,550	$ 8.72
Granted	95,000	3.75	-	-	5,000	7.63
Exercised	-	-	-	-	(6,000)	7.00
Canceled	(2,500)	7.00	(14,500)	7.00	(8,750)	7.00
Outstanding at end of year	337,800	6.20	245,300	7.16	259,800	7.15
Options exercisable at year end	185,250	7.20	137,850	7.20	84,450	7.20
Weighted average fair value of options granted during the year		$ 2.06		$ -		$ 4.30

In addition, General has 90,000 warrants outstanding with an exercise price of $9.80. These warrants expire in February 2002.

NOTE 14. EARNINGS PER SHARE

(In Thousands except shares and per share data)

Year Ended	December 29, 2001	December 30, 2000	January 1, 2000
Net income available to common stockholders	$ 638	$ 1,879	$ 2,244
Basic earnings per share computation:			
Weighted Average Common shares Outstanding	4,108,993	4,109,565	4,112,453
Basic earnings per share	0.16	0.46	0.55
Diluted earnings per share computation:			
Weighted Average Common shares Outstanding	4,108,993	4,109,565	4,112,453
Incremental shares from assumed exercise of dilutive options	-	-	149
	4,108,993	4,109,565	4,112,602
Diluted earnings per share	$ 0.16	$ 0.46	$ 0.55

For the years ended December 29, 2001, December 30, 2000 and January 1, 2000, 427,800, 335,300 and 349,800 options and warrants outstanding, respectively, were anti-dilutive.

NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER COMMENTS

Operating Lease: The Company leases its premises from Realty.

The future minimum annual rentals under the lease with Realty are as follows: (In Thousands)

Payment for the year ending:		
2002	$	1,036
2003		1,098
2004		1,152
2005		1,164
2006		1,222
	$	5,672

Rent expense was $1,026,000, $1,166,000 and $968,000 in fiscal 2001, 2000, and 1999, respectively.

Capital Leases: The Company also leases certain equipment under capital leases. The assets acquired under capital leases have a cost of $996,000 and accumulated depreciation of $249,000 as of December 29, 2001. Interest rates on the Company's capital leases range from 6.90% to 9.6425%.

The following is a schedule, by year, of approximate future minimum lease payments under capitalized leases, together with the present value of the net minimum lease payment at December 29, 2001. (In Thousands)

Payment for the year ending:		
2002	$	223
2003		242
2004		235
2005		50
2006		-
Total minimum lease payments		750
Less: amount representing interest		87
Present value of net minimum lease payments		663
Less: current portion		180
Long-term lease obligation	$	483

General has a management consulting and non competition agreement with a former officer and shareholder. The agreement, which commenced as of January 1, 2000, provides for monthly payments aggregating $55,000 per annum for ten years. As of December 29, 2001 future payments required under the agreement total $442,000.

The Company advanced $1,750,000 plus incidental costs to WMG. Pursuant to related shareholder agreements, the Company (a) owns 60% of WMG (b) WMG assumed World's contractual obligation to invest $5.2 million in World Machinery Works over five years and agreed to indemnify and hold the Company harmless as to such obligation. The investment may be made in cash, machinery, equipment, services, "know how", or any equivalent thereof in any combination. In the event WMG does not make a scheduled investment in World Machinery Works, it must pay the State Ownership Fund of Romania ("SOF") a penalty equal to 30% of such amount not invested. The contract with SOF provides for investment of $2,720,000 in 2002, of which $400,000 has already been paid.

Additionally, U.S. Customs has a claim against the Company, which the Company believes to be without merit. The Company intends to vigorously defend this claim and believes that the claim will not have a material impact on the financial condition, operations or liquidity of the Company.

General is currently undergoing a New York State Sales and Use Tax audit for the June 1996 – February 1999 periods. General believes that the audit will not have a material impact on the financial condition, operations or liquidity of the Company.

On February 13, 2002, the American Bearing Manufacturers Association filed a petition ("ABMA Petition") on behalf of the U.S. ball bearing industry with both the United States International Trade Commission ("ITC") and United States Department of Commerce ("DOC") seeking the imposition of antidumping duties on imports of ball bearings from the People's Republic of China. In antidumping proceedings generally, ITC conducts an investigation as to whether sales of the imported products which are the subject of the petition ("Products") have caused or threatened material injury to the subject

Note 15. Commitments, Contingencies and Other Comments *(Continued)*

U.S. industry ("Material Injury Investigation"). DOC conducts a separate investigation to determine if the Products have been sold in the U.S. at less than fair value, as determined by DOC based upon an estimate of the foreign market value of the Product (i.e. the price at which the same or similar merchandise is sold or offered for sale in the principal markets of the home market country) ("Dumping Investigation"). If the ITC finds that the U.S. industry has been or is threatened with material injury by sales of the Product in the U.S. and DOC finds that the Products have been sold at less than fair value, DOC enters an order imposing duties on the unfairly traded Products equal to the percentage difference between the selling prices in the U.S. and the foreign market value ("Antidumping Order"). Exporters who are subject to the Antidumping Order are required to post antidumping deposits with U.S. Customs Service on each shipment of Product into the U.S. The duty rates fixed in the Antidumping Order are subject to annual review by DOC.

Based on the ABMA Petition, the ITC has commenced its Material Injury Investigation and DOC has initiated its Dumping Investigation. The Company and its joint ventures in the PRC believe that they do not engage in dumping, will vigorously defend the action, and expect that the proceeding will not have a material impact on their operations. Nonetheless, adverse findings by ITC and DOC could result in the imposition of antidumping duties on ball bearings and parts thereof from NGBC, JGBR, WGBC and / or SPGBC for sale in the U.S. by the Company.

JGBR is the guarantor of certain obligations of an unrelated third party totaling $2,651,000 at December 29, 2001.

Note 16. Segment and Geographic Information

The Company has adopted Statement of Financial Accounting Standards No. 131 ("FAS 131"), Disclosures about Segments of an Enterprise and Related Information. FAS 131 supersedes FAS 14, Financial Reporting for Segments of a Business Enterprise replacing the "industry segment" approach with the "management" approach. The management approach designates the Internal reporting that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.

During 2001, the Company redefined its operating segments to more accurately reflect those used by management. Prior period information has been restated.

The Company operates in two segments: Bearings, which manufactures bearings and bearing components for OEMs and distributors; and Machine Tools, which manufactures machine tools for dealers and manufacturers.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on operating income.

The following tables present information about the Company's business segments and geographic data: (In Thousands)

2001	Bearings	Machine Tools	Total
Net sales to external customers	$ 44,474	$ 11,179	$ 55,653
Gross profit	13,203	4,312	17,515
Operating income/(loss)	3,179	(278)	2,901
Depreciation/amortization	937	129	1,066
Capital expenditures	2,511	44	2,555
Total assets	$ 63,871	$ 12,753	$ 76,624

2000	Bearings	Machine Tools	Total
Net sales to external customers	$ 50,270	$ 9,123	$ 59,393
Gross profit	15,549	2,927	18,476
Operating income/(loss)	4,560	(2,699)	1,861
Depreciation/amortization	603	630	1,233
Capital expenditures	840	108	948
Total assets	$ 41,031	$ 14,233	$ 55,264

1999	Bearings	Machine Tools	Total
Net sales to external customers	$ 51,788	$ 12,550	$ 64,338
Gross profit	15,770	5,182	20,952
Operating income	5,593	232	5,825
Depreciation/amortization	569	220	789
Capital expenditures	569	162	731
Total assets	$ 36,127	$ 17,213	$ 53,340

NOTE 16. SEGMENT AND GEOGRAPHIC INFORMATION *(CONTINUED)*

	December 29, 2001	December 30, 2000	January 1, 2000
Long lived Assets:			
United States	$ 3,593	$ 3,351	$ 2,968
Europe	5,083	5,292	5,878
Asia	13,373	-	-
Total	$ 22,049	$ 8,643	$ 8,846

	December 29, 2001	December 30, 2000	January 1, 2000
Sales:			
United States	$ 45,967	$ 52,618	$ 54,706
Europe	7,772	4,251	7,572
Other	1,914	2,524	2,060
Total	$ 55,653	$ 59,393	$ 64,338

In fiscal 2001, 2000 and 1999, the Company had one customer that represented approximately 19%, 17% and 13% of total sales, respectively. These sales are included in the Bearing segment.

NOTE 17. SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid interest in the amount of $1,172,000 in fiscal 2001, $1,323,000 in fiscal 2000 and $1,502,000 in fiscal 1999, and income taxes of $318,000, $1,415,000 and $1,352,000 in fiscal 2001, 2000 and 1999, respectively.

During fiscal 2001, the Company increased its equity interest in NGBC and JGBR resulting in the consolidation of these entities. The fair value of assets acquired at the date the Company increased its equity interests was approximately $9,577,000 and the Company assumed liabilities of approximately $4,450,000. Total cash paid in these transactions was approximately $1,822,000 and the Company issued debt amounting to approximately $3,305,000.

The Company distributed a note receivable from Realty, in the amount of $1,594,000, to the former shareholders of World prior to the acquisition described in Note 2.

During fiscal 2000, the Company had a non-cash financing activity of $207,000 whereby options to purchase 50,000 shares previously issued for services rendered were exercised. The option was previously granted by World for the right to purchase from World 50,000 shares that World held in General.

The Company entered into a lease for new equipment in 2000 in the amount of $19,000.

During fiscal 1999, the Company negotiated a price reduction of $200,000 on a previously capitalized fixed asset. This non-cash transaction is not reflected in investing activities. There is a corresponding offset to the previously recorded liability to the parent in financing activities.

Also during fiscal 1999, the Company transferred a machine valued at $300,000 as payment for additional investment in NGBC.

NOTE 18. SUBSEQUENT EVENTS

In February 2002, General agreed to increase its investment in SGBC to 50% and assumed control of the operations. In consideration for this transaction, General contributed $1,000,000 in cash in 2002 and will contribute $1,000,000 and $1,000,000 in 2003 and 2004, respectively.

NOTE 19. QUARTERLY FINANCIAL DATA

(In Thousands except for per share data – Unaudited)

2001	Net Sales	Gross Profit	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
First Qtr.	$ 13,565	$ 4,559	$ 524	$ .13	$ .13
Second Qtr.	14,937	4,891	(29)	(.01)	(.01)
Third Qtr.	13,240	4,071	280	.07	.07
Fourth Qtr.	13,911	3,994	(137)	(.03)	(.03)

2000	Net Sales	Gross Profit	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
First Qtr.	$ 18,450	$ 6,090	$ 1,569	$ .38	$ .38
Second Qtr.	16,343	5,416	865	.21	.21
Third Qtr.	14,602	4,974	594	.14	.14
Fourth Qtr.	9,998	1,996	(1,149)	(.27)	(.27)

Sales

Second Quarter 2001: The increase is mainly due to 3 large machines sold by WMG.

Third Quarter 2001: The sales volume decrease was mainly due to the seasonality in the Bearing segment as well as the worsening economic conditions in the Company's industrial markets.

Second Quarter 2000: There were no major variances in the Company's core businesses compared to the first quarter. However, taken in the aggregate, the sales volume decreased due to the strength of the first quarter.

Third Quarter 2000: The sales volume decrease was mainly due to the seasonality in the Bearing segment as well as the beginning of an economic slowdown in the Company's industrial markets.

Fourth Quarter 2000: The sales volume decrease was primarily attributable to worsening economic conditions in the Company's industrial markets and adjustments at WMG related to a billing error and the timing of sales recognition totaling $1,292,000 originally recorded in prior quarters.

Net Income

Second Quarter 2001: The decrease in net income is primarily related to a one time charge of $763,000 for an agreement reached between the Company and Gussack Realty, allocating the proceeds and litigation costs from the litigation with Xerox. The reimbursement will be paid to Gussack Realty in the form of additional rent payments by the Company of $18,780.17 per month for 48 months beginning in June 2001.

Third Quarter 2001: The increase in net income is due to the one time charge of $763,000 that the Company incurred in the second quarter partially offset by the effect of the reduced sales volume in the Bearing segment.

Fourth Quarter 2001: The decrease in net income is primarily due to a $350,000 increase to the allowance for doubtful accounts in the Bearing segment.

Second Quarter 2000: The decrease in net income was due to the effect of the reduced sales volume coupled with a reduction in gross margins in the Machine Tool segment.

Fourth Quarter 2000: The decrease in net income in the Bearing segment was primarily due to the reduced sales volume coupled with a reduction in gross margins including increased inventory provisions ($544,000). The decrease in the Machine Tool segment was mainly due to the reduced sales volume and adjustments mentioned above as well as increased operating expenses including a write-down of assets no longer in use ($501,000).

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

On December 19, 2001, General filed a Report on Form 8-K, dated December 12, 2001, containing the following:

(i) On December 12, 2001, the Company dismissed BDO Seidman, LLP ("BDO"), who was previously engaged as the principal accountant to audit the Company's financial statements. Going forward the Company will use the firm of Urbach Kahn & Werlin, LLP ("UKW") as its principal independent accountant. Prior to its engagement, UKW was not consulted by or on behalf of the Company regarding the application of accounting principles to any specified transaction or the type of audit opinion that might be rendered on the Company's financial statements or as to any matter which might have constituted a disagreement or reportable event within the purview of Item 304 of Regulation S-K;

(ii) BDO's reports on the Company's financial statements for the past two years did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles;

(iii) The decision to change accountants was recommended by the audit committee of the board of directors and authorized by the board of directors;

(iv) During the two most recent fiscal years and the subsequent interim period preceding the dismissal of BDO, there have been no disagreements between the Company and BDO on any matter of accounting principles, practices, financial statement disclosure, or auditing scope of procedure;

(v) None of the kinds of events listed in Item 304 (a)1(v) (A) through (D) of Regulation S-K have occurred within the Company's two most recent fiscal years and the subsequent interim period preceding the dismissal of BDO.

BOARD OF DIRECTORS

Seymour I. Gussack
Chairman of the Board

David L. Gussack
President

Peter Barotz
President
Panda Capital Corp.

Robert E. Baruc
Partner and Creative Director
Village Media LLC

Fred Groveman
Partner
FB & Co. LLP

Nina M. Gussack
Partner
Pepper Hamilton LLP

Barbara M. Henagan
Managing Director
Linx Partners

MANAGEMENT

Seymour I. Gussack
Chairman of the Board

David L. Gussack
President

Alistair G. Crannis
Vice President – Sales & Marketing

Joseph J.C. Hoo
Vice President – Advanced Technology & China Affairs

William F. Kurtz
Vice President – Director of Operations

Barry A. Morris
Chief Financial Officer

Corby W. Self
Vice President – Ball & Roller Operations

John E. Stein
Secretary & General Counsel

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, which are statements other than those of historical fact, including, without limitation, ones identified by the use of the words: "anticipates," "believes", "estimates," "expects," "intends," "plans," "predicts," and similar expressions. In this Annual Report such statements may relate to the recoverability of deferred taxes, likely industry trends, the continued availability of credit lines, the suitability of facilities, access to suppliers and implementation of joint ventures and marketing programs. Such forward looking statements involve important risks and uncertainties that could cause actual results to differ materially from those expected by the Company, and such statements should be read along with the cautionary statements accompanying them and mindful of the following additional risks and uncertainties possibly affecting the Company: the possibility of a general economic downturn, which is likely to have an important impact on historically cyclical industries such as manufacturing; significant price, quality or marketing efforts from domestic or overseas competitors; the loss of, or substantial reduction in, orders from a major customer; the loss of, or failure to attain, additional quality certifications; changes in U.S. or foreign government regulations and policies, including the imposition of antidumping orders on the Company or any of its suppliers; a significant judgment or order against the Company in a legal or administrative proceeding; and potential delays in implementing planned sales and marketing expansion efforts and the failure of their effectiveness upon implementation.

GENERAL BEARING CORPORATION
44 High Street, West Nyack, NY 10994
845/358-6000 ◦ Fax: 845/358-6277
www.generalbearing.com

A QS-9000/ISO-9001 Certified Company